1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 29, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTION

SUBSCRIPTIONS OF WEALTH MANAGEMENT PRODUCTS

Reference is made to the announcement of the Company in relation to, among others, the 2015 Sep Purchase of Wealth Management Products of Agricultural Bank of China dated 29 September 2015. The Board announces that, on 29 October 2015, the Company purchased wealth management products from Agricultural Bank of China once more.

The subscription amount under the 2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China itself does not constitute a discloseable transaction of the Company under the Hong Kong Listing Rules. However, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the subscription amount under the 2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China will be aggregated with the subscription amount under the 2015 Sep Purchase of Wealth Management Products of Agricultural Bank of China, and the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%. Therefore, the 2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

I.	BACKGROUND

Reference is made to the announcement of the Company in relation to, among others, the 2015 Sep Purchase of Wealth Management Products of Agricultural Bank of China dated 29 September 2015. The Board announces that, on 29 October 2015, the Company purchased wealth management products from Agricultural Bank of China once more.

II.	DETAILS OF THE 2015 OCT PURCHASE OF WEALTH MANAGEMENT PRODUCTS OF AGRICULTURAL BANK OF CHINA

On 29 October 2015, the Company entered into a description of wealth management product and risk and customers’ rights agreement with Agricultural Bank of China to purchase wealth management products of Agricultural Bank of China, details of which are as follows:

(1)	Name of product: “Ben Li Feng” targeted RMB wealth management products

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and income-guaranteed wealth management product

(4)	Subscription amount: RMB0.5 billion

(5)	Expected annualized return rate: 3.50%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual operation return rate (365 days a year).

(7)	Value date of product: 30 October 2015

(8)	Maturity date of product: 28 January 2016

(9)	Principal guaranteed: Agricultural Bank of China guaranteed to return 100% of the principal amount of such wealth management product upon maturity.

(10)	Right of early termination: The Company has no right of early termination. During the investment period for the products, the Agricultural Bank of China has the right but not an obligation of early termination. In case of early termination of this product, the Agricultural Bank of China shall notify the Company 2 working days before the termination date by announcement.

(11)	The payment of principal and return: the principal and corresponding return of the products would be paid within 2 bank working days after the maturity date. The fund transfer will be postponed to the next bank working day if the due date for payment falls on a non-working day.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Agricultural Bank of China and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

III.	REASONS AND BENEFITS FOR PURCHASING WEALTH MANAGEMENT PRODUCTS

Without affecting the Company’s project constructions, operational liquidity and fund security, the Company utilized certain idle funds to subscribe for highly secured principal-guaranteed wealth management products from banks. Such subscription will not affect the need of working capital of the Company. Appropriate short-term wealth management with low risk exposure is conducive to enhancing the utilization of capital and increasing income from idle funds.

Therefore, the Directors consider that the 2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IV.	IMPLICATION OF THE HONG KONG LISTING RULES

The subscription amount under the 2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China itself does not constitute a discloseable transaction of the Company under the Hong Kong Listing Rules. However, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the subscription amount under the 2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China will be aggregated with the subscription amount under the 2015 Sep Purchase of Wealth Management Products of Agricultural Bank of China, and the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%. Therefore, the 2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

V.	GENERAL

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Agricultural Bank of China

Agricultural Bank of China is a licensed bank incorporated under the laws of the PRC. The principal businesses of Agricultural Bank of China include various corporate and retail banking products and services for a broad range of customers and carries out treasury operations for our own accounts or on behalf of customers. Its business scope includes, among others, investment banking, fund management, financial leasing and life insurance.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“Agricultural Bank of China Shares”	Zoucheng sub-branch of Agricultural Bank of China Limited;

“2015 Sep Purchase of Wealth Management Products of Agricultural Bank of China”	the purchase of wealth management products of Agricultural Bank of China according to the agreement entered into between the Company and Agricultural Bank of China on 29 September 2015;

“2015 Oct Purchase of Wealth Management Products of Agricultural Bank of China”	the purchase of wealth management products of Agricultural Bank of China according to the agreement entered into between the Company and Agricultural Bank of China on 29 October 2015;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of directors of the Company;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“%”	percentage.

By order of the Board
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

29 October 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

4